Exhibit 16.1

May 13, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Tower Group International, Ltd. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Tower Group International, Ltd. dated May 9, 2014. We agree with the statements concerning our Firm in such Form 8-K except with respect to the date of our dismissal. When we were informed of the auditor change on May 5, 2014, we were not informed that our dismissal was subject to any subsequent action by the Company.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us